40-33

VanWagoner Funds

P.O. Box 9682
Providence, RI 02940-9682


SEC MAIL PROCESSING
RECEIVED
WASH. D.C.
SECTION
160

May 8, 2007

VIA FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Van Wagoner Funds, Inc.
<u>File No. 811-9116</u>

Dear Sir:

On behalf of Van Wagoner Funds, Inc. (the "Company"), enclosed for filing pursuant to Section 33 under the Investment Company Act of 1940, as amended (the "Act"), is the following document:

1. A copy of the Complaint filed against the Company in the Second Judicial District Court of the state of Nevada, in and for the County of Washoe.

Please contact me at (262) 787-4963 or Susan Freund at (415) 835-5020 if you have any questions.

Very truly yours,

Elyce Dilworth
President, Van Wagoner Funds

encl.

cc: Richard Teigen, Esq.




07053549

1 800 228 2121
www.vanwagoner.com

1 CODE 4085

5 IN THE SECOND JUDICIAL DISTRICT COURT OF THE STATE OF NEVADA

6 IN AND FOR THE COUNTY OF WASHOE

7 John Brignand,

8 Plaintiff(s),

9 vs.

Case No. CV07-00430

10 Van Wagoner Funds, Inc.,

Dept. No. B6

11 Defendant(s).

12 /

13 **SUMMONS**

14 **TO THE DEFENDANT: YOU HAVE BEEN SUED. THE COURT MAY DECIDE AGAINST YOU WITHOUT YOUR BEING HEARD UNLESS YOU RESPOND IN WRITING WITHIN 20 DAYS.**

15 **READ THE INFORMATION BELOW VERY CAREFULLY.**

16 A civil complaint or petition has been filed by the plaintiff(s) against you for the relief as set forth in

17 that document (see complaint or petition). When service is by publication, add a brief statement of the object of the action. See Nevada Rules of Civil Procedure, Rule 4(b).

18 The object of this action is: Relief in the form of Damages.

19 1. If you intend to defend this lawsuit, you must do the following within 20 days after service of this summons, exclusive of the day of service:

20 a. File with the Clerk of the Court, whose address is shown below, a **formal written answer** to the complaint or petition, along with the appropriate filing fees, in

21 accordance with the rules of the Court, and;

22 b. Serve a copy of your answer upon the attorney or plaintiff(s) whose name and address is shown below.

23 2. Unless you respond, a default will be entered upon application of the plaintiff(s) and this

24 Court may enter a judgment against you for the relief demanded in the complaint or petition.

25 Dated this 10 day of April, 2007.

26 Issued on behalf of Plaintiff(s):

RONALD A. LONGTIN, JR.
CLERK OF THE COURT

27 Name: Kevin Mirch
Address: 320 Flint Street Reno, NV 89501

By: Y. Lloyd
Deputy Clerk

28

Phone Number: 775-324-7444

Second Judicial District Court
75 Court Street
Reno, Nevada 89501

1
AFFIDAVIT OF SERVICE

2 STATE OF ____________________)
) ss.
3 COUNTY OF____________________)

4 I, ____, being first duly sworn, deposes and says:
5 That affiant is a citizen of the United States, over 18 years of age, and that affiant received the
6 within Summons on the _____ day of ________________________, 20___, and personally served
7 a copy of the same upon ____ on the
8
9 ______ day of ______________________, 20___.

10
11 ____________________________
Signature of Person Making Service

Subscribed and sworn to before me this
12 ______ day of __________________, 20___.
13 ____________________________________
14 Notary Public

15
AFFIDAVIT OF MAILING

16 (For use when service is by publication and mailing)

17 STATE OF NEVADA)
) ss.
18 COUNTY OF WASHOE)

19 I, ____, being first duly sworn, deposes and says:
20 That on the ________ day of ________________________, 20_____, affiant deposited in the United
21 States Mail at Reno, Nevada, a copy of the within Summons and Complaint or Petition addressed
22 to:____
23 ____
24 ____
25
26 ____________________________
Signature of Person Who Mailed Document(s)

Subscribed and sworn to before me this
27 ______ day of __________________, 20___.
28 ____________________________________
Notary Public

Note: If service is made in any manner by NRCP Rule 4, other than personally upon the defendant, or is made outside the United States, a special affidavit or return must be made.

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SECOND JUDICIAL DISTRICT COURT
COUNTY OF WASHOE, STATE OF NEVADA

AFFIRMATION
Pursuant to NRS 239B.030

The undersigned does hereby affirm that the preceding document, ___________

Summons
(Title of Document)

filed in case number: CV07-00430

☑ Document does not contain the social security number of any person

-OR-

☐ Document contains the social security number of a person as required by:

☐ A specific state or federal law, to wit:

____
(State specific state or federal law)

-or-

☐ For the administration of a public program

-or-

☐ For an application for a federal or state grant

-or-

☐ Confidential Family Court Information Sheet
(NRS 125.130, NRS 125.230 and NRS 125B.055)

Date: ____________________

[signature]
(Signature)

Kevin Mirch
(Print Name)

Brignand
(Attorney for)

Affirmation
Revised December 15, 2006

$1090
LAW OFFICE OF MIRCH & MIRCH
KEVIN J. MIRCH, ESQ.
St. Bar No. 923
MARIE C. MIRCH, ESQ.
St. Bar No. 6747
320 Flint St.
Reno, Nevada 89501
Attorneys for Plaintiffs
(775) 324-7444

FILED
07 APR 10 PM 4:22
RONALD A. LONGTIN, JR.
BY Y. Lloyd
DEPUTY

IN THE SECOND JUDICIAL DISTRICT COURT OF THE STATE OF NEVADA

IN AND FOR THE COUNTY OF WASHOE

JOHN BRIGNAND,

Plaintiff,

v.

VAN WAGONER FUNDS, INC.,
A Maryland Corporation doing business in Nevada

Defendant.

CASE NO. CV07-00430

DEPT. NO. B6

AMENDED COMPLAINT FOR DAMAGES

COMES NOW, Plaintiff, JOHN BRIGNAND, by and through his counsel of record, MIRCH & MIRCH, KEVIN J. MIRCH, ESQ., alleges, avers and complains as follows:

JURISDICTION

1. Plaintiff, John Brignand, at all times relevant hereto was a resident of Washoe County, State of Nevada.

2. Defendant, Van Wagoner Fund, is a Maryland Corporation doing business in Washoe County, State of Nevada.

ALLEGATIONS

3. On or about July 1999, Plaintiff purchased a Van Wagoner fund after being recommended by Doyle Brown.

4. Doyle Brown worked for Sun America.

5. When Mr. Brown recommended that Plaintiff purchase the Van Wagoner fund Mr. Brown made the following statements:

6 That the Van Wagoner fund had performance of 150% for the previous year.

7. Plaintiff was provided documents generated by Van Wagoner showing it had earned 150% over the year.

8. Plaintiff was told it was a technology fund.

9. Plaintiff was not told that the technology sector was at risk to burst (i.e., bubble).

10. In the spring of 2000 when technology was going down, Plaintiff switched from the technology fund to the Van Wagoner Cash fund.

11. After switching to the cash fund, Plaintiff was advised by Doyle Brown that Plaintiff should return the investment funds back to the Van Wagner Technology Fund.

12. Summer of 2000, Plaintiff returned the funds from the Van Wagoner Cash fund to back to the Van Wagoner Tecnology fund.

13. At the time that Plaintiff was returning those funds from the Van Wagoner Cash fund to the Van Wagon Technology Fund.

14. Plaintiff's initial investment was $209,000.00.

15. Plaintiff's initial investment climbed to approximately $400,000.00. During that ascent, Plaintiff took $19,000.00 out to pay off the mortgage balance due on the property.

16. During 2000, the market started to crash.

17. As the stock was declining, Van Wagoner fails to disclose defects in the Van Wagoner Technological fund. Instead of transferring the remaining funds to the Van Wagoner Cash fund, Plaintiff relied upon false information.

18.. On or about July, 2003, Plaintiff received notice that Van Wagoner was closing the Technology fund.

19 Shortly thereafter, that fund was closed.

20. Plaintiff was given a number of options for the funds that remained in the Technology Fund.

21. Plaintiff cashed out of the fund receiving $24,700.

22. Plaintiff would not have purchased the fund had Plaintiff known the true risk associated with the Van Wagoner fund, including, but not limited to a true history of Mr. Van Wagoner's funds.

23. Plaintiff sued Doyle Brown and settled for other investments, not knowing that Van Wagoner had misrepresented the correct hisotry of his funds.

24. In his history Van Wagoner did not disclose a history of losing substantial amount of investor funds in the early 1990's.

25. Plaintiff did not know that Sun America had not approved the sale of Van Wagoner. None the less, Brown recommended and caused the transfers with Van Wagnoner to occur.

26. Not until March of 2005, did the Plaintiff learn that a class action had been filed against Van Wagoner asserting improper conduct, including, but not limited to the mismanagement of investor funds for Van Wagoner's personal use.

27. Plaintiff did not join the class action, but instead brought this action seeking damages in excess of $400,000.00 (i.e., the amounts projected).

FIRST CLAIM FOR RELIEF
BREACH OF CONTRACT

28. Plaintiff incorporates by reference all the previous contracts as if more fully set forth herein.

29. During July of 1999, Plaintiff entered into a contract to purchase the Van Wagoner funds.

30. The contract was evidenced by a prospectus.

31. The prospectus contained false information regarding the financial success of the fund over a certain period of time. The prospectus disclosed inflated returns generated by creative accounting.

32. Plaintiff was not informed of the false accounting and other incorrect aspects of the prospectus until 2004. Up until that time, Plaintiff's broker had intentionally lied about the false statements contained in the prospectus.

33. Plaintiff lost $209,000.00 as a result of his investment in Van Wagoner.

34. The breaches consisted of misrepresentations and misuse of investors' money in personal matters.

35. The breach was material.

36. As a proximate cause of the breach of contract Plaintiff has lost in excess of $209,000.00, the exact amount of which will be determined at the time of trial.

37. Plaintiff has been required to retain an attorney to prosecute this action and as a consequence is entitled to the costs and fees associated thereto.

SECOND CLAIM FOR RELIEF
BREACH OF CONTRACT

38. Plaintiff incorporates by reference all the previous contracts as if more fully set forth herein.

39. During July of 1999, Plaintiff entered into a contract to purchase the Van Wagoner funds.

40. In every contract there is a duty to act in good faith

41. In every securities transaction there is a fiduciary duty owed to the investor

42. The contract was evidenced by a prospectus.

43. The prospectus contained false information regarding the financial success of the fund over a certain period of time. The prospectus disclosed inflated returns generated by creative accounting.

44. Plaintiff was not informed of the false accounting and other incorrect aspects of the prospectus until 2004. Up until that time, Plaintiff's broker had intentionally lied about the false statements contained in the prospectus. Those facts were concealed until February 2007.

45. Plaintiff lost $209,000.00 as a result of his investment in Van Wagoner.

46. The breach of the covenant of good faith and fair dealing consisted of misrepresentations and misuse of investors' money in personal matters.

47. The breach of the covenant of good faith and fair dealing was material.

48. As a proximate cause of the breach of the covenant of good faith and fair dealing Plaintiff has lost in excess of $209,000.00, the exact amount of which will be determined at the time of trial.

49. Plaintiff has been required to retain an attorney to prosecute this action and as a consequence is entitled to the costs and fees associated thereto.

WHEREFORE, Plaintiff pray for relief as set forth below.

THIRD CLAIM FOR RELIEF
FRAUD

50. Plaintiff incorporates by reference all the previous contracts as if more fully set forth herein.

51. During July of 1999, Plaintiff entered into a contract to purchase the Van Wagoner funds.

52. In every contract there are representations made to induce individuals to invest.

53. In this case false statements were made Doyle Brown misrepresented rates of return as being much higher than those that had been earned in other Van Wagoner funds. Doyle Brown also misrepresented that the prospectus submitted by Van Wagnoner was correct even though it contained a number of false statements.

54. Was an agent of Van Wagoner.

55. In every securities transaction there is a fiduciary duty owed to the investor

56. The contract was evidenced by false statements used to induce investment and a false prospectus, and misuse of investor funds.

57. The prospectus contained false information regarding the financial success of the fund

over a certain period of time. The prospectus disclosed inflated returns generated by creative accounting.

58. Plaintiff was not informed of the false accounting and other incorrect aspects of the prospectus until 2004. Up until that time, Plaintiff's broker had intentionally lied about the false statements contained in the prospectus. Those facts were concealed until February 2007.

59. Plaintiff lost at least $209,000.00 as a result of his investment in Van Wagoner.

60. As a result of the fraud Plaintiff has sustained damages the exact amount of which will be determined at the time of trial.

61. The fraud was material material, relied upon by the Plaintiff who would not have invested in Van Wagnoner had he known about the same.

62. As a proximate cause of the fraud Plaintiff has lost in excess of $209,000.00, the exact amount of which will be determined at the time of trial.

63. Plaintiff has been required to retain an attorney to prosecute this action and as a consequence is entitled to the costs and fees associated thereto.

64. Defendants acted with reckless disregard for the Plaintiff and his life's earnings, as a result Plaintiff is entitled to punitive damages.

WHEREFORE, Plaintiff pray for relief as set forth below.

FOURTH CLAIM FOR RELIEF
SECURITIES FRAUD

65. Plaintiff incorporates by reference all the previous contracts as if more fully set forth herein.

66. During July of 1999, Plaintiff entered into a contract to purchase the Van Wagoner technology funds.

67. In every contract there are representations made to induce individuals to invest.

68. In this case false statements were made by Doyle Brown, an agent of Van Wagoner, who misrepresented rates of return as being much higher than those that had been earned in other

result Plaintiff is entitled to punitive damages.

WHEREFORE, Plaintiff prays for relief as set forth below.

PRAYER FOR RELIEF

Plaintiff prays for relief as is set forth below:

1. Damages in excess of $10,000.00
2. Consequential damages in an amount to be determined at the time of trial.
3. Attorney fees and costs.
4. Punitive damages.
5. For such other and further relief as the trier of fact determines is reasonable under the circumstances.

Dated this 6th day of March, 2007.

MIRCH & MIRCH



KEVIN J. MIRCH, ESQ.
SBN: 000923
320 Flint Street
Reno, NV 89501
Tele: (775) 324-7444
Attorney for Plaintiff
JOHN BRIGNAND

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AFFIRMATION
Pursuant to NRS 239B.030

The undersigned does hereby affirm that the preceding document, **AMENDED COMPLAINT FOR DAMAGES** filed in Case Number, CV07-00430 , does not contain the social security number of any person.

DATED this 10 day of March, 2007.

LAW OFFICE OF MIRCH & MIRCH

By: Barbara Forni
Barbara Forni
Legal Assistant

TOTAL P.13

END